UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

June 27, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ Edwin Julianus Sebayang

----------------------------------------------------

Edwin Julianus Sebayang

VP Investor Relations

Number	:	Tel.78/LP 000/DCI-M0200000/2023

Jakarta,	June 27, 2023

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivatives, and Carbon Supervision

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re	:	The Signing of Spin-off Decree of Indihome Business Segment from PT Telkom Indonesia (Persero) Tbk to PT Telekomunikasi Selular

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	The Signing of Spin-off Decree of Indihome Business Segment from PT Telkom Indonesia (Persero) Tbk to PT Telekomunikasi Selular.
2.	Date	27 June 2023
3.	Description

On 27 June 2023, the Company has signed Spin-off Decree of Indihome Business Segment from PT Telkom Indonesia (Persero) Tbk (“Telkom”) to PT Telekomunikasi Selular related to the spin-off of IndiHome Business segment that has been approved by the Annual General Meeting of Shareholders of PT Telkom Indonesia (Persero) Tbk for Financial Year 2022.

Upon completion of the IndiHome integration process, Telkom’s ownership in Telkomsel will increase in accordance to the value of the spin-off. Singapore Telecommunication Limited (“Singtel”) has also agreed to subscribe for new shares in Telkomsel representing 0.5% of the enlarge capital IDR 2.7 trillion (approximately to $250 million) in cash. As a result of this, Telkom's effective ownership in Telkomsel increase to 69.9%, and Singtel’s stake in Telkomsel becomes 30.1%.

The increase in Telkomsel’s Capitals is expected to be effective on 1 July 2023, after the completion of the capital increase reporting process to the Minister of Law and Human Rights.

4.	The Impact of the Events

After the increase of Telkomsel’s Capital become effective, there will be an increase in Telkom’s ownership over Telkomsel from 65.00% to 69.90%, and a decrease in Singtel’s ownership over Telkomsel from 35.00% to 30.10% due to the spin-off of Indihome Business Segment.

5.	Others	Telkomsel is a Controlled Company of Telkom with 65% of shares ownership out of all issued and paid up capital of Telkomsel before the spin-off of Indihome Business Segment finished.

Thus, we submit this report. Thank you for your attention.

Best Regards,

/s/ Edwin Julianus Sebayang

Edwin Julianus Sebayang

VP Investor Relations

CC:

1.	PT Bursa Efek Indonesia via IDXNet;
2.	Telkom’s Trustee PT Bank Tabungan Negara (Persero); and
3.	Telkom’s Trustee PT Bank Permata Tbk.